

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

<u>Via E-mail</u>
Matthew Kapusta
Chief Executive Officer
UniQure N. V.
Paasheuvelweg 25a
1105 BP Amsterdam, The Netherlands

      Re: **UniQure N. V.**
              Form 10-Q for the quarterly period ended September 30, 2019
              Exhibit No. 10.4 - Amended and Restated Collaboration Agreement by and between
              4D Molecular Therapeutics, Inc and uniQure biopharma B.V., dated August 6, 2019
              Exhibit No. 10.5 - Collaboration and License Agreement by and between 4D
              Molecular Therapeutics, Inc and uniQure biopharma B.V., dated August 6, 2019
              Filed October 28, 2019
              File No. 001-36294

Dear Mr. Kapusta:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance